Exhibit 4.6

CLASS C UNDERTAKING

This CLASS C UNDERTAKING (this “Undertaking”), dated as of October 2, 2015 (the “Effective Time”), is made and entered into by Alphabet Inc., a Delaware corporation (“Alphabet”).

W I T N E S S E T H:

WHEREAS, on November 4, 2013, Google Inc. (“Google”) and the other parties in the consolidated class action No. 7469-CS before the Court of Chancery of the State of Delaware entered into a Revised Stipulation of Compromise and Settlement (the “Stipulation”);

WHEREAS, the Board of Directors (the “Board”) of Alphabet has authorized the entry into the Agreement and Plan of Merger (“Merger Agreement”) with Google Inc. (“Google”) and Maple Technologies Inc. (“Maple”), attached hereto as Exhibit A; and

WHEREAS, pursuant to the Merger Agreement, (i) Merger Sub will be merged with and into Google with Google being the surviving corporation in the merger, (ii) the shares of each class of outstanding capital stock of Google will be converted into shares of the corresponding class of capital stock of Alphabet, in each case with the same designations, rights, powers and preferences, and the same qualifications, limitations and restrictions, and (iii) Google will become a wholly owned subsidiary of Alphabet.

WHEREAS, Alphabet has entered into certain transfer restriction agreements (the “TRA’s”) of even date herewith with Larry Page, Sergey Brin, and Eric E. Schmidt (the “Executives”) and certain of their respective affiliates pursuant to which the Executives and certain of their respective affiliates agree to be bound with respect to their Alphabet capital stock by the same restrictions, undertakings and obligations under the transfer restriction agreements, each dated as of March 25, 2014, between Google Inc., each of the Executives and certain of their respective affiliates in connection with the prior settlement of litigation relating to Class C Capital Stock;

WHEREAS, as of May 2015, following Google’s distribution of the Adjustment Payment (as defined in the Stipulation) Google has satisfied its obligations under Section 3.1(a) of the Stipulation; and

WHEREAS, the provisions of Section 3.1(b) of the Stipulation are included in the TRA’s.

NOW, THEREFORE, for the benefit of all the beneficiaries of the Stipulation, Alphabet hereby irrevocably undertakes as follows, effective as of the Effective Time:

1.	To be bound by the continuing restrictions, undertakings and obligations and to benefit from the rights of the Stipulation that are applicable to Google Inc. as if it were Google Inc., including, without limitation, Articles 3.1(c) and 3.1(d) thereof.

2.	This Undertaking shall be construed and enforced in accordance with the laws of the State of Delaware, without regard to any principles of conflict of laws.

[Signature page follows]

IN WITNESS WHEREOF, Alphabet has caused this Undertaking to be executed as of the date first written above by an officer thereof thereunto duly authorized.

Alphabet Inc.

/s/ Christine Flores
By:	Christine Flores
Title:	Assistant Secretary